

December 4, 2012

Via E-mail
Serge C.P. Belamant
Chief Executive Officer and Chairman of the Board
Net 1 UEPS Technologies, Inc.
President Place, 4th Floor
Cnr. Jan Smuts Avenue and Bolton Road
Rosebank, Johannesburg 2196
South Africa

>   **Re: Net 1 UEPS Technologies, Inc.**
>   **Form 10-K for the Fiscal Year Ended June 30, 2012**
>   **Filed August 23, 2012**
>   **File No. 0-31203**

Dear Dr. Belamant:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. At this juncture, we are asking you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

General

1. You stated in your letters to us dated March 30, 2009 and May 12, 2009 that your subsidiary, BGS Smartcard Systems AG ("BGS"), now known as Net1 UTA, had residual contractual obligations to the Iranian Bank Sarmayeh, which is currently included in the Specially Designated Nationals List maintained by the U.S. Department of the Treasury's Office of Foreign Assets Control. You also stated in your letters that BGS had a continuing distribution agreement with the Iranian software engineering company, Sinasoft Co. As you know, Iran is identified by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and export controls. Your Form 10-K does not include disclosure regarding your contacts with Iran. Please describe to us the nature and extent of your past, current, and anticipated contacts

with Iran, whether through direct or indirect arrangements, since your referenced letters. Your response should describe any products, equipment, components, technology, or services you have provided into Iran, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the Iranian government or entities it controls.

2. We note references on pages 15 and 39 to your operations in Latin America, a region that can be understood to include Cuba. Cuba is designated by the U.S. Department of State as a state sponsor of terrorism, and is subject to U.S. economic sanctions and assets controls. Please describe to us the nature and extent of any past, current, or anticipated contacts with Cuba, whether through direct or indirect arrangements. Your response should describe any products, equipment, components, technology, or services you have provided into Cuba, directly or indirectly, and any agreements, arrangements, or other contacts you have had with the Cuban government or entities it controls.

3. Please discuss for us the materiality of any contacts with Iran or Cuba that you describe in response to the foregoing comments, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran or Cuba.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Pradip Bhaumik, Special Counsel, at (202) 551-3333 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Todd Schiffman
        Assistant Director
        Division of Corporation Finance